

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 3, 2010

<u>Via U.S. Mail and Facsimile</u>

Ms. Caitlin Jeffs
Chief Executive Officer
Red Metal Resources Ltd.
195 Park Avenue
Thunder Bay, Ontario
Canada P7B 1B9

> **Re: Red Metal Resources Ltd.**
> **Amendment No. 2 to Form 10-12G**
> **File No. 0-52055**
> **Filed May 21, 2010**

Dear Ms. Jeffs:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief